EXHIBIT 21
DEVON ENERGY CORPORATION
Significant Subsidiaries
1.	Devon Energy Corporation (Oklahoma), an Oklahoma corporation

2.	Devon Financing Corporation, L.L.C., a Delaware limited liability company

3.	Devon OEI Holdings, Inc., a Delaware corporation

4.	Devon OEI, L.L.C., a Delaware limited liability company

5.	Devon OEI Operating, L.L.C., a Delaware limited liability company

6.	Devon Energy Production Company, L.P., an Oklahoma limited partnership

7.	Devon Western Company, Inc., a Delaware corporation

8.	Devon Western Operating, L.L.C., a Delaware limited liability company

9.	Devon Operating Company Ltd., an Alberta corporation

10.	Devon Canada Holdings LP, an Alberta limited partnership

11.	Devon Canada Corporation, a Nova Scotia corporation

12.	Devon NEC Corporation, a Nova Scotia corporation

13.	Devon AXL, a general partnership registered in Alberta

14.	Devon Canada, a general partnership registered in Alberta